May 2, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.

    Amendment No. 3 to Registration Statement on Form S-1

    Filed April 24, 2017

    File No. 333-216050

Ladies and Gentlemen:

Set forth below are the responses of Liberty Oilfield Services Inc. (the “Company,” “we,” “us,” or “our”) to oral comments received on May 1, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-216050, filed with the Commission on April 24, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via EDGAR. For your convenience, each response is prefaced by the substance of the Staff’s oral comment in bold, italicized text: Additionally, the Company is enclosing herein a marked copy of those pages of Amendment No. 4 that have been modified since the last filing of the Registration Statement.

1.	Oral Comment: We note your disclosure on page 12 that $62.7 million of the proceeds of the offering will be used to purchase Liberty LLC Units from the Liberty Unit Holders. Please clarify or reconcile this figure with the $72.2 million amounts stated on pages 18 and 56.

RESPONSE:        We acknowledge the Staff’s comment and have revised the Registration Statement to reconcile these figures. Please see pages 18 and 56 of Amendment No. 4.

2.	Oral Comment: With respect to your disclosure that you intend to use certain of the net proceeds of the offering for “general corporate purposes,” to the extent possible, please provide more detail regarding the intended use of such net proceeds.

RESPONSE:        We acknowledge the Staff’s comment and have revised the Use of Proceeds section to specify that we intend to use such proceeds to fund a portion of our expected 2017 and other future capital expenditures. Please see pages 18 and 56 of Amendment No. 4.

3.	Oral Comment: Please confirm that no additional identifying information regarding the funds and the natural person(s) having voting or investment power over the shares of Riverstone/Carlyle Global Energy is required to better understand the Principal and Selling Shareholders table.

Securities and Exchange Commission

May 2, 2017

RESPONSE:        We acknowledge the Staff’s comment and respectfully confirm that no additional information regarding Riverstone/Carlyle Global Energy is required with respect to the Principal and Selling Shareholders table. Specifically, there are no other control persons of Riverstone/Carlyle Global Energy other than as have been enumerated in accordance with applicable requirements.

*        *        *         *        *

Securities and Exchange Commission

May 2, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or E. Ramey Layne at (713) 758-4629.

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ Christopher A. Wright
Name:	Christopher A. Wright
Title:	Chief Executive Officer

Enclosures

cc:	Michael Stock, Chief Financial Officer

David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Troy Reisner, Deloitte & Touche LLP

Doug Reeb, EKS&H LLLP